UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

On October 9, 2015, Affimed N.V. (the “Company”) entered into a Share Subscription Agreement (the “Subscription Agreement”) with an existing shareholder (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor in a private placement (the “Private Placement”), an aggregate of 3,325,236 common shares (the “Shares’) of the Company, nominal value €0.01 per share (the “Common Shares”), for an aggregate purchase price of approximately $21.8 million. The Private Placement closed on October 14, 2015.

The Company made the sale of the Shares in the Private Placement in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and corresponding provisions of state securities or “blue sky” laws. The Investor represented to the Company that it was acquiring the Shares for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The sale of the Shares was not registered under the Securities Act, and the Shares may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Common Shares or other securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, October 14, 2015.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release dated as of October 14, 2015